

June 26, 2014

<u>Via E-mail</u>
Mr. Vikas Sinha
Executive Vice President and Chief Financial Officer
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, CT 06410

> **Re:** **Alexion Pharmaceuticals, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 10, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed April 25, 2014**
> **File No. 000-27756**

Dear Mr. Sinha:

We have reviewed your May 29, 2014 response to our May 14, 2014 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended March 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Product Sales, page 25

1. We acknowledge your response to our comment. Please provide us proposed disclosure to be included in future filings that explains the events and/or circumstances that caused "current provisions relating to sales in current year" to significantly increase from the prior year. Please also consider identifying, in your proposed disclosure, the countries where you have material volume based arrangements along with the amount of the contractual limitation.

You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Brach Chief, at (202) 551-3651 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant